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SEC Processing Section MAR 20 2018 Washington DC

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-47288

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING **JANUARY 1, 2017** (MM/DD/YY) AND ENDING **DECEMBER 31, 2017** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: **CELADON FINANCIAL GROUP, LLC**

OFFICAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

19 CENTER STREET
(No. and Street)

CHATHAM	**NJ**	**07928-2599**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
DARYL HERSCH **973-701-8033**
(Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OHAB AND COMPANY, PA
(Name - *if individual, state last, first, middle name*)

100 E. SYBELIA AVENUE, SUITE 130, MAITLAND	**FLORIDA**	**32751**
(Address and City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its Possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are required to respond unless the form displays a current valid OMB control number.

BW

OATH OR AFFIRMATION

I, DARYL HERSCH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm or CELADON FINANCIAL GROUP, LLC, as of DECEMBER 31, 2017 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

OFFICIAL SEAL
JOAN CIOTOLA
Notary Public-New Jersey
MORRIS COUNTY
My Commission Expires
June 18,2018

Signature

MANAGING MEMBER
Title

Public Notary

This report** contains (check all applicable boxes);

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CELADON FINANCIAL GROUP, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2017

CELADON FINANCIAL GROUP, LLC

DECEMBER 31, 2017

TABLE OF CONTENTS

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of Celadon Financial Group, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Celadon Financial Group, LLC as of December 31, 2017, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Celadon Financial Group, LLC as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Celadon Financial Group, LLC's management. Our responsibility is to express an opinion on Celadon Financial Group, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Celadon Financial Group, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ohab and Company, PA

Ohab and Company, PA

We have served as Celadon Financial Group, LLC's auditor since 2013.

Maitland, Florida

March 15, 2018

CELADON FINANCIAL GROUP, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS

Cash and cash equivalents	$ 13,007
Due from clearing broker	655,033
Commissions receivable - clearing broker	11,986
Securities owned, at market value	3,292,370
Deposits and other assets	48,983
Total assets	$ 4,021,379

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Bank loan payable	$ 26,764
Payable to clearing broker	2,251,282
Accounts payable and accrued expenses	100,522
Commission payable	80,192
Securities sold not yet purchased, at market value	16,387
Security deposit	455,000
Total liabilities	2,930,147
Member's equity	1,091,232
Total liabilities and member's equity	$ 4,021,379

See notes to the financial statement

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

Celadon Financial Group, LLC (the "Company") is primarily owned by two members, Cambria Holdings, Inc. ("Cambria") 20% and the Company's President who is also the sole stockholder of Cambria - 80%. Cambria was also the sole stockholder of Securities & Investment Planning Company ("SIPC"). The Company ("Celadon") was formed as a limited liability company in 2009 with no pre-determined operating life. The Company is registered as a broker/dealer under the Securities and Exchange Act of 1934, as amended, and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is also registered with the National Futures Association (NFA) as of November 2012. The Company brokers securities transactions for customers, for the purchase and sale of marketable securities on their behalf, on a fully disclosed basis with multiple clearing firms.

The Company received approval from FINRA to continue membership as a broker dealer under the same Central Registration Depository as that utilized by SIPC.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents
For purposes of reporting cash flow, cash and cash equivalents include operating, savings, and money market accounts and any highly liquid debt instruments purchased with a maturity of three months or less.

Securities owned and securities sold not yet purchased
Securities owned and securities sold not yet purchased are valued using fair market values, as reported by stock exchanges and published quote prices. Management considers these short term investments as trading securities. As such, any changes in the market value of such investments are recognized in operations.

Concentration of credit risk - cash balances
The Company maintains cash and cash equivalent deposits at banks and other financial institutions. Cash deposits in the banks, at times, exceed federally insured limits. Cash equivalent deposits in other financial institutions are not federally insured. The Company has not experienced any losses in its cash and cash equivalents, and believes that there is no significant risk with respect to these deposits.

Due from clearing broker
Due from clearing broker represents commissions receivable that are uncollateralized trade obligations due under normal trade terms. Unpaid balances do not bear interest. Commissions receivable are stated at the amount settled with the Company's clearing broker. Payments of commissions receivable are remitted monthly by the clearing broker. The Company considers commissions receivable to be substantially all collectible. Accordingly, management believes that an allowance for doubtful accounts is not required at December 31, 2017.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Due from clearing broker *(continued)*
The Company is required to maintain cash balances with clearing agents, which are restricted as to use. As of December 31, 2017, the Company had in effect clearing agreements with three independent clearing firms (ICBC, Wedbush and Merrill Lynch). The Company currently has a depository account with ICBC in the amount of $102,071. The clearing deposit with ICBC is disclosed under the due from clearing broker on the statement of financial condition. The clearing deposit with Wedbush in the amount of $656,862 is netted against liabilities under payable to clearing broker on the statement of financial condition. Wedbush and ICBC restrict the use of the clearing deposits.

The Company has to maintain a minimum equity balance of $500,000 with Merrill Lynch. Merrill Lynch allows the Company to use their equity for trading as long as the aggregate equity at the clearing firm does not fall below the minimum. Currently the Merrill Lynch account value as of December 31, 2017 was $541,342. The equity is disclosed under the following accounts: 511,011 is disclosed in due from clearing broker, $46,692 is disclosed under Securities owned, at market Value, and (16,361) is disclosed under Securities sold not yet purchased, at market value sections of the balance sheet.

Use of estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires the management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at December 31, 2017 and the reported amounts of revenues and expenses during the year then ended. Actual results could differ from those estimates.

Revenue recognition
Commissions revenue consisting of customers' securities transactions are recognized on a trade date basis. Proprietary securities transactions (Net trading gains) are recorded on a trade date basis, as if they have settled. Private placement fees, which consist of commissions earned for introducing a buyer and seller, are recorded when services for the transaction are determined to be completed, generally as set forth under the terms of the agreement. Interest income consist of accrued bond interest received and markups on margin and short account balances which are recognized when earned. Service fee income is a flat fee paid by customers to process trades and other income consists of miscellaneous items, both of which are recognized when earned.

Recent Accounting Pronouncements
In May 2014, the FASB issued ASU No. 2014-09, "Revenue from contracts with Customers (Topic 606)." This ASU, as amended, provides comprehensive guidance on the revenue from customers arising from the transfer of goods and services, guidance on accounting for certain contract costs and new disclosures.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Recent Accounting Pronouncements *(continued)*

The ASU is effective for the firm in January 2018 under a modified retrospective approach or retrospectively to all periods presented. The firm's implementation efforts include identifying revenues and costs within the scope of the ASU, reviewing contracts, and analyzing any changes to its existing revenue recognition policies. The firm will adopt this ASU in January 2018 using a modified retrospective approach.

Income taxes and uncertain tax positions

The Company is organized as a limited liability company under the laws of the State of Delaware structured to be treated as a partnership for income tax purposes. Items of income or loss are allocated to the members in accordance with their respective equity interests and are reported on their individual or corporate federal and state income tax returns.

The Company has adopted the provisions of Financial Accounting Standards Board ("FASB ASC") No. 740, Income Taxes. As a result of the implementation of ASC No. 740, the Company has not recognized any respective liability for unrecognized tax benefits as it has no known tax positions that would subject the Company to any material income tax exposure. A reconciliation of the beginning and ending amount of unrecognized tax benefits is not included, nor is there any interest accrued related to unrecognized tax benefits in interest expense, and penalties in operating expenses as there are no unrecognized tax benefits. The tax years that remain subject to examination are the periods beginning on January 1, 2014 for all major tax jurisdictions.

As of December 31, 2017, the Company had no uncertain tax positions that qualify for either recognition or disclosure in the financial statements.

Computation of customer reserve

The Company operates pursuant to the (k)(2)(ii) exemptive provision of SEC Rule 15c3-3 and is therefore exempt from the computation for determination of reserve requirements. The company is exempt from the possession and control requirements under SEC rule 15c3-3 in that it carries no customer accounts and promptly transmits all funds and securities to its clearing broker/dealers.

3. LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS

None of the Company's liabilities have been subordinated to the claims of creditors at December 31, 2017.

4. FAIR VALUE OF FINANCIAL INSTRUMENTS

FASB ASC No. 825, Financial Instruments establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. This hierarchy consists of three broad levels: Level 1 inputs consist of unadjusted quoted prices in active markets for identical assets and have the highest priority, while level 3 inputs have the lowest priority. The Company uses appropriate valuation techniques based on the available inputs to measure the fair value of its investments. When available, the Company measures fair value using Level 1 inputs because they generally provide the most reliable evidence of fair value.

Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2 Inputs to the valuation methodology include:
- Quoted prices for similar assets and liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liability;
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.
- If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The following presents the Company's December 31, 2017 assets and liabilities that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy.

	Level 1	Level 2	Total
Securities owned	$ 1,146,659	$ 2,145,711	$ 3,292,370
Securities sold not yet purchased	(16,387)	-	(16,387)
Investment at fair value	$ 1,130,272	$ 2,145,711	$ 3,275,983

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1) and Regulation 1.17 of the Commodity Futures Trading Commission, which requires the maintenance of minimum net capital at an amount equal to the greater of $100,000 or 6 ⅔% of aggregate indebtedness or a statutory net capital for market makers based on the uniform net capital rule and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1.

At December 31, 2017, the Company had excess net capital of $434,525 and a net capital ratio of 4.01 to 1.

6. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

In the normal course of business, the Company's securities activities involve executions and settlement of various securities transactions. These activities may expose the Company to risk in the event customers, other brokers and dealers, banks, depositories or clearing organizations are unable to fulfill their contractual obligations.

Securities are subject to risk conditions of market performance, interest rates, economic conditions and world affairs. Due to the level of risk associated with certain securities and the level of uncertainty to changes in the value of securities, it is at least reasonably possible that changes in risks in the near term could materially affect securities balances and the amounts reported in the accompanying statement of financial condition. The securities balances as of December 31, 2017 include equity, option and bond securities. The haircut on securities owned, as presented on the accompanying supplemental schedule was $253,874, which includes the haircut on option securities of $62,474. The options generally expire through the first quarter of 2018. These transactions may result in off-balance sheet risk as the Company's ultimate liability to satisfy its obligations under these options may exceed the amount recognized in the December 31, 2017 statement of financial condition.

7. COMMITMENTS AND CONTINGENCIES

The Company entered into a three year lease agreement for office space in Chatham, New Jersey on August 1, 2017 and expires on July 31, 2020. Rent expense relative to the above lease agreement was $84,000 for the year ended December 31, 2017 and is includable in the accompanying statement of operations as rent expense.

Future minimum rental commitments as of December 31, 2017 are as follows:

Years Ended December 31:	
2018	$ 84,000
2019	84,000
2020	49,000
	$ 217,000

7. COMMITMENTS AND CONTINGENCIES *(continued)*

On July 5, 2016, the company entered into a 3 year lease agreement for office space in Hazlet, NJ, with an option to vacate the premise after 2 years of occupancy. The office space went under extensive renovation and was not ready to move into until late December 2016. Rent payments did not begin until January 1, 2017 when the office was ready for occupancy. Rent expense relative to the above lease agreements was $33,362 for the year ended December 31, 2017 and is includable in the accompanying statement of operations as rent expense.

Future minimum rental commitments as of December 31, 2017 are as follows:

Years Ended December 31:	
2018	$ 32,721
2019	32,721
	$ 65,442

On February 26, 2016, the company entered into a 13 month lease agreement for office space in New York, NY with and expiration date of March 31, 2017. The agreement automatically renews for successive terms of 1 year each upon the expiration of the initial term or subsequent term thereafter with a rent increase of 4% of the fixed monthly rent. Rent expense relative to the above lease agreements was $74,160 for the year ended December 31, 2017 and is includable in the accompanying statement of operations as rent expense. A tenant reimburses Celadon for part of the rent due for the office space in New York on a monthly basis. The tenant reimbursed Celadon a total of $36,960 and was netted against rent expense.

The Company acquired a two man office in Boca Raton, Florida in January 2016. The office was under an existing lease with the previous company of the newly hired Celadon employees. Celadon reimburses the office manager for rent expense paid and records the reimbursements as rent expense on Celadon's books. Total rent reimbursed to the Florida Celadon employee for 2017 was $7,997. The employee left the Company on August 22, 2017, which automatically discontinues the rent reimbursements.

As of December 31st, 2017, The Company has one pending legal matter. The claim states that the company allegedly had engaged in an unauthorized trade when it sold bonds on behalf of the client when no firm order to sell those bonds had been given by the client. The company has accrued $30,000 in the 2017 financials to account for a possible settlement, however if the settlement cannot be concluded, the company intends to vigorously defend the arbitration claim. Outside council estimates the range of an adverse potential outcome is between $25,000 and $90,000.

8. LOANS PAYABLE

The Company borrowed funds to finance growth in the Municipal bond business. The notes bear interest at the annual rate of 4% of the principal amount outstanding. The notes also include a revenue participation clause whereby the Company agrees to pay to the note participants, based on their proportionate share of the aggregate funded principal amount outstanding under the notes, 30% of all profits generated by the Company's proprietary municipal bond trading account during the period beginning with the date of the note and ending one year after the initial note date. The notes automatically renew for successive one-year terms unless either party provides the other party with sixty (60) days written notice of intent to terminate. There is also a reduction of amount of revenue participation under certain circumstances. In the event the revenue participation payment is payable between a 10% and 14% annual rate of return with respect to the aggregate principal, the amount of the participation payment otherwise due shall be remain at 10%. If the participation payment otherwise payable is more than a 14% annual rate of return with respect to the aggregate principal, then the participation payment shall reduce by 4%, so that the total actual payment is equal to the pro forma participation payment. Total outstanding loans as of December 31st 2017 were $455,000.00. $450,000 is derived from the municipal bond business notes and $5,000 is derived from another entity.

9. DEFINED CONTRIBUTION PLAN

The Company has a 401(k) defined contribution plan which covers substantially all employees. The Company may contribute a matching contribution, which is solely at the discretion of the Company. The Company did not make any 401K contributions for the plan year ended December 31, 2017.

10. CONCENTRATIONS

During the year ended December 31, 2017, the Company earned approximately 6% of its revenue from two customers.

11. RELATED PARTY TRANSACTIONS

The Company paid an affiliate, Cambria Holdings, a total of $53,500 in distributions. Distributions of $35,000 were paid to the Managing Member of Celadon Financial Group, LLC. Daryl S. Hersch is the sole owner of Cambria Holdings. Mr. Hersch also owns 80% of Celadon Financial Group, LLC. There is no amount due to affiliate at December 31st, 2017.

12. SUBSEQUENT EVENTS

Management of the Company has evaluated events and transactions that may have occurred since December 31, 2017 and determined that there are no material events that would require disclosures in the Company's financial statements as of the date the financial statements were issued.